

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2023

Zhuowei Zhong
President & Chairman of the Board
JRSIS HEALTH CARE Corp
3/F Building A , De Run Yuan
No. 19 Chang Yi Road , Chang Ming Shui
Wu Gui Shan , Zhong Shan City 528458

> **Re: JRSIS HEALTH CARE Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed April 17, 2023**
> **Form 10-K/A for Fiscal Year Ended December 31, 2022**
> **Filed July 26, 2023**
> **Response dated July 26, 2023**
> **File No. 001-36758**

Dear Zhuowei Zhong:

We have reviewed your July 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 19

1. We note your statement that you reviewed your material contracts and public filings in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

<u>Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2022</u>

<u>Part I</u>
<u>Item 1. Business</u>
<u>Intra-Company Transfer of Funds, page 7</u>

2.   We note your response to comment 5 and reissue the comment in part. Please revise your disclosure here to also clearly describe how cash will be transferred through your organization for any future transfers of funds, dividends or distributions that may be made with reference to your specific cash management policies.

<u>PRC Laws and Regulations Requiring Laidian to Secure Government Approval , page 9</u>

3.   We note your revised disclosure here that "[w]ith regard to PRC regulation of the involvement of offshore entities and investors with Chinese companies, [you] have consulted Chinese legal counsel and received their opinions and assurances." We also note your disclosure on page 10 that if you offer securities to the public in the future "Laidian will be required to comply with the permission requirements of the China Securities Regulatory Commission (the "CSRC") and the Cyberspace Administration of China (the "CAC") in order for JRSIS to sell securities in the U.S. or elsewhere." Please revise your disclosure here and elsewhere throughout the annual report where you discuss whether you may be subject to the permission requirements of the CSRC and the CAC, such as on pages 13-15, to clarify whether you have consulted with Chinese legal counsel and received their opinions and assurances specifically with respect to these permission requirements.

        You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Contact Christopher Dunham at 202-551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Jessica Ansart at 202-551-4511 or Abby Adams at 202-551-6902 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Robert Brantl